SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                             FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

                                    Commission File No. 001-13726

                 CHESAPEAKE ENERGY CORPORATION
    (Exact name of registrant as specified in its charter)

6100 North Western Avenue, Oklahoma City, OK  73118  (405) 848-8000
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Common Stock, par value $.10
                   9-1/8% Senior Notes Due 2006
     (Title of each class of securities covered by this Form)

                              None
  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [X]           Rule 12h-3(b)(1)(ii)    [ ]
Rule 12g-4(a)(1)(ii)    [ ]           Rule 12h-3(b)(2)(i)     [ ]
Rule 12g-4(a)(2)(i)     [ ]           Rule 12h-3(b)(2)(ii)    [ ]
Rule 12g-4(a)(2)(ii)    [ ]           Rule 15d-6              [X]
Rule 12h-3(b)(1)(i)     [X]

     Approximate number of holders of record as of the certifi-
cation or notice date: 0   Effective December 31, 1996, Chesapeake
Energy Corporation was merged into Chesapeake Oklahoma Corporation, an Oklahoma corporation, resulting in there being no shareholders of Chesapeake Energy Corporation.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Chesapeake Energy Corporation (previously Chesapeake Oklahoma Corporation), the successor to Chesapeake Energy Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:   February 11, 1997       By  AUBREY K. MCCLENDON
                                    Aubrey K. McClendon, Chairman
                                    of the Board and Chief
                                    Executive Officer